

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Xiaodong (Sean) Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road Huli District
Xiamen, China 361009

     Re: Blue Hat Interactive Entertainment Technology
          Form 20-F for the Fiscal Year Ended December 31, 2023
          Filed April 30, 2024
          File No. 001-39001

Dear Xiaodong (Sean) Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2023</u>
<u>Part I</u>
<u>Item 3. Key Information, page 1</u>

1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. In addition, please provide early in the Key Information section a diagram of your corporate structure.

2. At the onset of Part I, please provide prominent disclosure about the legal and operational risks associated with having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act 2023, and related regulations will affect your company.

3. At the onset of Part I, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4. At the onset of Item 3, please disclose the risks that your corporate structure and having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Risk Factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. At the onset of Item 3, please disclose each permission or approval that you or your

subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6.   At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and the subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

D. Risk Factors
You may experience difficulties in effecting service of legal process..., page 22

7.   We note your disclosure that all your senior employees reside within China for a significant portion of the time and most are PRC residents. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and capital resources, page 69

8.   We note your disclosure that you believe your revenues and operations will continue to grow and your current working capital is sufficient to support your operations for the next twelve months. We also note your disclosure on page F-13 regarding going concern. Please revise your disclosure to remove the inconsistencies. Additionally highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting..., page 94

9.   We note that material weaknesses remained as of December 31, 2023; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please revise to include a statement as to whether ICFR is effective.

Changes in Internal Control over Financial Reporting, page 95

10.   Please revise your disclosures on page 96 that you were not required to perform an evaluation of your internal control over financial reporting as of December 31, 2023 and you did not undertake a comprehensive assessment of your internal control over financial reporting, which are inconsistent with your disclosure in the Management's Annual Report on Internal Control over Financial Reporting on page 94.

Item 16K. Cybersecurity, page 98

11.   We note your disclosure that the Item 16K Cybersecurity is not applicable. Please revise to provide the cybersecurity disclosure required by Item 16K of Form 20-F.

Notes to Consolidated Financial Statements, page F-9

12.   We note your disclosure on page F-7 that you recorded impairment of inventory for $12,600,000 during the year ended December 31, 2023. On page F-25, we note your disclosure that allowance for obsolete inventory was nil as of December 31, 2023. Please explain to us and disclose what the amount of the inventory impairment related to.

23. Segment Information and Revenue Analysis, page F-37

13.   We note your disclosures that the Company has three reporting segments and considers itself to be operating within one reportable segment. Please revise the disclosures to remove the inconsistencies as it appears you have three reportable segments as presented. Please also remove the disclosure that the Company's revenue and net income are substantially derived from interactive toys and mobile games.

Exhibits 12.1 and 12.2 Section 302 Certification, page X-12

14.   Your certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please revise both of Section 302 certifications to include certifications conforming to the language as set forth in Item 19 of Form 20-F.

General

15.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions especially in light of the effectiveness of the Uyghur Forced Labor Prevention Act (UFLPA). For example, discuss whether you have or expect to:
       • Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
       • Experience labor shortages that impact your business;

- Experience cybersecurity attacks in your supply chain;
- Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
- Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
- Be unable to supply products at competitive prices or at all; or
- Be exposed to supply chain risk in light of the effectiveness of the UFLPA.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

16.   You disclose your website as http://www.irbluehatgroup.com on page 40. This does not appear to be a working website. Please revise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing